Contact

www.linkedin.com/in/g-mark-miller (LinkedIn)
waterfrontalliance.org/2016/01/08/waterwire-talks-with-commander-g-mark-miller/ (Other)
youtu.be/UObIsmmGD-A (Company)

Top Skills

Maritime Operations

Maritime

Navigation

Languages

French

Certifications

SWO-Senior Watch Officer

USCG Master Mariner, Unlimited Tonnage Upon Oceans

Master Diver

Honors-Awards

Kentucky Colonel

NOAA Meritorious Service Medal

Commendation Medal (multiple)

G. Mark Miller

Unlimited Master Mariner, Retired NOAA Corps Officer, Diver, Adventurer, Entrepreneur, Ocean Conservationist

Washington DC-Baltimore Area

Summary

Founder and CEO of Greenwater Marine Sciences Offshore, LLC, a scalable fleet of oceanographic small research vessels with the primary purpose to facilitate science at sea. www.gmsoresearchvessels.com

Proven leadership record with extensive shipboard operational experience. Held diverse technical, scientific, and program management positions throughout the National Oceanic and Atmospheric Administration (NOAA).

Spent more than half of a 20-year NOAA career on the water as a research vessel officer and under the water as a diver conducting scientific operations. Operational experience on all U.S. coasts from the Bering Sea to Puerto Rico to Georges Bank. Four years as a Captain of NOAA’s large research vessels. Created and managed multiple organizational level programs from inception by strategically identifying critical paths forward, navigating hurdles, managing personnel, and clearly identifying and meeting customer requirements. Coordinated efforts at the highest levels of NOAA and U.S. Coast Guard leadership. Established and served as Manager of the NOAA Small Boat Program, leading the creation of new policy, training, inspection program, and support for NOAA’s 400 small boats and 800 operators nationwide.

• Program Development   • Scientific Research • Identifying Areas of Interest
• Executive Level Leadership   • Strategic Planning   • Marine Investigation
• Biodiversity Assessment   • Evaluating and Negotiating Potential Partnerships • Training

Experience

Greenwater Marine Sciences Offshore Inc.
CEO and Founder
September 2019 - Present (2 years 8 months)
Nationwide

The Explorers Club
Explorers Club Member
January 2019 - Present (3 years 4 months)

The Explorers Club is an international multidisciplinary professional society dedicated to the advancement of field research and the ideal that it is vital to preserve the instinct to explore. Since its inception in 1904, the Club has served as a meeting point and unifying force for explorers and scientists worldwide. Our headquarters is located at 46 East 70th Street in New York City.

Founded in New York City in 1904, The Explorers Club promotes the scientific exploration of land, sea, air, and space by supporting research and education in the physical, natural and biological sciences. The Club's members have been responsible for an illustrious series of famous firsts: First to the North Pole, first to the South Pole, first to the summit of Mount Everest, first to the deepest point in the ocean, first to the surface of the moon—all accomplished by our members.

NOAA: National Oceanic & Atmospheric Administration
13 years

Commanding Officer, NOAA Ship Nancy Foster
June 2018 - March 2019 (10 months)
East Coast US

Held ultimate responsibility for the safety of 38 personnel, management of ship, and conduct of the mission. Was selected to take command after the vessel experienced a crippling accident. Rebuilt the officer and crew's skillsets and confidence in their operational expertise. Managed on-the-job training in critical operations including Remotely Operated Vehicles, over-the-side equipment, small boat deployments and large-scale dive operations.

• Battlefield of the Atlantic: ROV, deep diving and multibeam survey operation to identify known wrecks and discover unknown sites in the proposed expansion area of the Monitor National Marine Sanctuary.

• Grays Reef and Dry Tortugas National Marine Sanctuaries: Led multi-week dive operations to assess reef coral and biodiversity. Hosted underway ship visit by U.S. Congressman, Buddy Carter (GA-1).
• Other projects included harmful algal bloom forecasting, proposed windfarm site assessments, and benthic habitat studies.

NOAA Liaison to the US Coast Guard
August 2016 - June 2018 (1 year 11 months)
Washington D.C. Metro Area

Facilitated growth of partnership between services at all levels. Initiated and conducted weekly briefings to the NOAA Administrator and USCG Commandant, engaging in regular communications at the highest levels of leadership of both services.

• Spearheaded efforts to defend science capabilities on the requirements list for the Coast Guard's new Icebreaker design and ensure that vessels are capable of supporting national science missions in the future.
• Initiated communication with Coast Guard Investigations to employ NOAA ships in their search for the missing fishing vessel "Destination" in the Bering Sea. NOAA's subsequent discovery of the sunken vessel fortified the partnership between the two organizations, highlighted NOAA's capabilities to the Nation, and offered a sense of closure to the families of the lost crew.
• During the 2017 hurricane season, exhibited adaptability, determination, and teamwork coordinating multiple efforts with a myriad of agencies to quickly transport NOAA's Mobile Integrated Survey Team and Navigation Response Team to Puerto Rico and the Virgin Islands to help reopen the ports.
• Initiated and managed dozens of official visits by senior leaders of NOAA and the Coast Guard, establishing a strong network of contacts to assure unity of effort among both organizations.
• Awarded the US Coast Guard Commendation Medal by Deputy Commandant for Operations.

Commanding Officer, NOAA Ship Henry B Bigelow
September 2013 - July 2016 (2 years 11 months)
NAVSTA Newport, RI

Commanding Officer/Master of unlimited classed $55M ocean-going research vessel conducting oceanography and fisheries research. Responsible for the safety of 41 personnel, management of ship, and conduct of the mission.

• Led ship through two of the most difficult trawl surveys ever experienced by Northeast Fisheries Science Center. In both cases, long delays related to extended winter repairs challenged both the ship and scientists.

• During a brief in-port in 2014, attended a New England Fishery Management Council meeting being held in Newport, RI. Instantly forged relationships with some of NOAA's biggest critics in the room from the fishing industry. Without hesitation, invited them to the ship, provided an in-depth tour and clarified some misconceptions, resulting in an improved understanding of the rigor behind NOAA Fisheries' data collection.

• On Sept. 10, 2015, Bigelow led the search for a single-engine private aircraft that went down with its pilot off Atlantic City, N.J. CDR Miller was the on-scene leader with Bigelow during the search for the plane, while the Coast Guard focused on debris recovery. Both ship and science crew stood watches all night to find debris and the telltale sign of the oil slick. After spotting an oily sheen, the crew located the aircraft on the seafloor using the ship's multibeam system. Officers, surveyors, and science members all manned the screens to spot what turned out to be a very small target.

• Quote from Chief Scientist, NOAA Fisheries read: "Commander Miller took the Bigelow to new ports, such as Eastport and Portland, Maine, where mission logistics were simplified, and new relationships were forged between NOAA and local New England communities. ... epitomized the philosophy of "Science, Service and Stewardship." Commander Miller's ability to blend vessel expertise and technology together was always evident, be it to support a science mission or assist others in need or distress".

Chief, NOAA Corps Officer Training Center
2011 - September 2013 (2 years)
US Coast Guard Academy, New London, CT

Oversaw the transition of NCOTC from Kings Point, USMMA to the USCGA in New London, CT. Responsible for executing the move, identifying and establishing facilities, procuring support contracts, developing new curriculum, and integrating with the USCG Officer Candidate School, with less than six months' notice and two months between Basic Officer Training Classes (BOTC). Ensured a fluid transition without a break in the supply of new officers to the fleet while establishing a major foothold for the present blooming partnership with the USCG.

• Identified and secured vessels and curricula for underway trainings to include participation in the two- week Officer Candidate School (OCS) cruise aboard the USCG Barque EAGLE.

• Worked with USCGA leadership to identify the facilities needed to meet NOAA's requirements, including barracks that would allow integration with USCG while still maintaining identity as NOAA Corps Officers; NOAA dedicated classrooms; and access to USCGA waterfront assets at no cost.

• Regularly delivered formal speeches at joint service events, including a presentation to more than 200 NOAA and USCG Officer Candidates, and USCGA Cadets and staff, increasing visibility and familiarity of NOAA and the NCOTC to a large portion of the USCGA and many present and future USCG officers.

• Proactively established a partnership with USCG outside of the academy by actively participating in joint effort to locate the wreck of the US Revenue Cutter BEAR, the historical flagship of the USCG, raising visibility of NOAA to the highest levels of USCG leadership.

• Worked with USCG historians to confirm the location of the wreck of US Lightship (USCGC) VINEYARD during a BOTC cruise aboard NOAA Ship Okeanos Explorer resulting in the USCGC EAGLE holding a wreath laying ceremony to honor veterans lost during her sinking.

Executive Officer NOAA Ship Bell M Shimada
2009 - 2011 (2 years)

Vessel delivered in Pascagoula, MS and based in Seattle, WA operated from the Gulf of Mexico and along the entire Western Seaboard.

Oversaw initial hiring of entire crew, establishment of ship's budget, and creation of all administrative documents and procedures. Conducted pre-delivery inspections, training, load-out of materials and equipment, and post-delivery ship trials and SOP development.

Acting Commanding Officer for operations out of San Diego, CA conducted equipment testing and hosted multiple public relations events.

Manager, NOAA Small Boat Program
2006 - 2009 (3 years)
Nationwide

NOAA Marine Operations Center – Seattle, WA Nation-wide program

Established the NOAA Small Boat Program, leading the creation of new policies and procedures, safety training, inspection program, and efficient management for NOAA's 400 small boats and 800 operators nationwide. Developed, coordinated, and implemented all aspects of the national program, creating the vision, long range budgeting, staffing and facilities requirements.

• Provided technical, budgetary, personnel and compliance leadership for the Small Boat Safety Board.

• Led editing and approval of NOAA Administrative Order 217-109 “NOAA Small Boat Safety Program” and creation of the NOAA Small Boat Standards and Procedures Manual. Reached consensus for approval by each NOAA Line Office leadership.
• Led establishment of an official organizational structure within NOAA to create, vet, and approve policies, trainings, and support programs.
• Initiated and developed, with American Boating and Yachting Council (ABYC), a NOAA Small Boat Inspection and Troubleshooting course.
• Implemented new training requirements for all NOAA operators to complete the NOAA Small Boat Component Course by initiating and creating a “Train-the-Trainer” course for 35+ regional instructors to teach, in tum, 800 Small Boat operators.
• Lead Investigator in the NF 4 capsize investigation, producing an accident report that identified root causes, resulting in a fleet wide action plan.
• Initiated and staffed the Small Research Vessel Study to investigate the feasibility of NOAA developing and operating a fleet of smaller, more efficient research vessels to supplement the fleet larger ships.

US Peace Corps
Peace Corps Volunteer
1996 - 1997 (1 year)
Mbama, Congo

Aquaculture Extension Agent in remote Congo.
Established relationships with and educated seven local villages in developing a tilapia farm and infrastructure to support a sustainable small industry in the region. Successfully completed French language training in Cameroon and freshwater aquaculture techniques in Gabon. Was evacuated from Congo when a civil war broke out in 1997.

Education

Long Island University, Southampton Campus
Bachelor of Science (BS), Marine Sciences · (1991 - 1995)